UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John E. Pepper
   One Procter and Gamble Plaza
   OH, Cincinnati 45202
2. Issuer Name and Ticker or Trading Symbol
   The Procter and Gamble Company (PG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   9/13/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |8/7/ 2|G   |V|4000 1            |D  |           |612973             |D     |                           |
                           |002   |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |511.0159 2         |I     |By Retirement Plan Trustees|
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Common Stock               |8/7/ 2|G   |V|4000 1            |D  |           |2236               |I     |By Spouse                  |
                           |002   |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |225000             |I     |Pepper Investors LP        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Series A Preferred Sto|3       |12/31|A   |V|0.4474     |A  |5    |     |Common Stock|0.4474 |6      |            |I  |By Retiremen|
ck                    |        |/ 200|    | |           |   |     |     |            |       |       |            |   |t Plan Trust|
                      |        |1 4  |    | |           |   |     |     |            |       |       |            |   |ees         |
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Series A Preferred Sto|3       |3/31/|A   |V|0.4177     |A  |5    |     |Common Stock|0.4177 |6      |            |I  |By Retiremen|
ck                    |        | 2002|    | |           |   |     |     |            |       |       |            |   |t Plan Trust|
                      |        | 7   |    | |           |   |     |     |            |       |       |            |   |ees         |
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Series A Preferred Sto|3       |6/30/|A   |V|1.0925     |A  |5    |     |Common Stock|1.0925 |6      |93.1427     |I  |By Retiremen|
ck                    |        | 2002|    | |           |   |     |     |            |       |       |            |   |t Plan Trust|
                      |        | 8   |    | |           |   |     |     |            |       |       |            |   |ees         |
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Stock Option (right to|91.325  |9/13/|A   | |1442       |A  |     |9/13/|Common Stock|1442   |9      |1442        |D  |            |
 buy)                 |        | 2002|    | |           |   |     |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Transfer to irrevocable trust over which reporting person has no beneficial ownership, for estate planning purposes.
2. Between 10/1/01 and 6/30/02, reporting person acquired 6.8142 shares of Common Stock under Issuer's Profit Sharing Trust and Employee Stock Ownership Plan.
3. Higher of $13.75 or market price of Common Stock.
4. Series A Preferred Stock allocated to officer's Retirement Plan Account pursuant to formula award provision for period 10/1/01 and 12/31/01.
5. Series A Preferred held by Retirement Plan Trustees. If officer terminates employment or after age 50 elects alternative investment with Retirement Plan, Preferred Stock converted/redeemed at specified conversion/exercise price.
6. Series A Preferred Stock allocated to officer's Retirement Plan account pursuant to Retirement Plan provisions.
7. Series A Preferred Stock allocated to officer's Retirement Plan Account pursuant to formula award provision for the period 1/1/02 and 3/31/02.
8. Series A. Preferred Stock allocated to officer's Retirement Plan Account pursuant to formula award provision for the period 4/1/02 and 6/30/02
9. Director stock option granted under the 1993 Non-Employee Directors' Stock Plan.